December 23, 2010

VIA EDGAR

Mr. Briccio B. Barrientos

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:    Harding, Loevner Funds, Inc. (the “Fund”)

SEC File Numbers: 333-09341 and 811-07739

Dear Mr. Barrientos:

This letter responds to comments you provided to me in a telephonic discussion on December 13, 2010, with respect to your review of Post-Effective Amendment No. 30 to the Fund’s registration statement filed with the Securities and Exchange Commission on October 27, 2010. We have reproduced your comments below, followed by our responses.

1.	Comment: In each Summary Prospectus, in the section Investment Objective, please delete the language “through investments in equity securities of companies based…”

Response:  Each Portfolio’s investment objective, as approved by the Fund’s Board of Directors and as historically disclosed in the Fund’s registration statement, is to “seek[    ] long-term capital appreciation through investments in equity securities of companies based” in a particular geographic area or areas (e.g., outside the United States, both inside and outside the United States, or in frontier and smaller emerging markets). Moreover, as disclosed in the Fund’s registration statement, each Portfolio’s investment objective is fundamental, and may not be changed without a majority vote of the Portfolio’s outstanding shares. As such, we believe that any change to a Portfolio’s investment objective or the language approved by the Board of Directors would be inappropriate, and respectfully decline to modify the Fund’s disclosures in this regard.

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2.	Comment: Please provide completed fee tables and examples for each Portfolio to me, via email, prior to submission of Post-Effective Amendment No. 31 to the Fund’s Registration Statement.

Response:        As requested, completed fee tables and examples for each Portfolio were submitted to you via email on December 23, 2010.

3.	Comment: For each of the International Equity, Institutional Emerging Markets, Frontier Emerging Markets, International Small Companies, and Emerging Markets Portfolios, please clarify how the Portfolio determines whether an issuer is “based” in a particular geographic area, by reference to an assets, revenue or profits test.

Response:        We have incorporated your comment with respect to each of the International Equity, Institutional Emerging Markets, International Small Companies, and Emerging Markets Portfolios. Please note that the Frontier Emerging Markets Portfolio already includes this disclosure, so we did not make any changes to that Portfolio’s disclosure in this regard.

4.	Comment: Please ensure that any derivatives-related disclosure is appropriate for the Portfolios, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response:        We hereby confirm that the derivatives disclosures in the registration statement are appropriate for the Portfolios.

5.	Comment: With respect to the International Equity Portfolio, please incorporate principal risk disclosure, if applicable, with respect to derivatives and small companies.

Response:        We hereby confirm that derivatives risk and small companies risk are not principal risks of the Portfolio.

6.	Comment: With respect to the International Small Companies Portfolio, please incorporate principal risk disclosure, if applicable, with respect to derivatives.

Response:        We hereby confirm that derivatives risk is not a principal risk of the Portfolio.

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7.	Comment: With respect to the Emerging Markets and Institutional Emerging Markets Portfolios, please incorporate principal risk disclosure, if applicable, with respect to junk bonds.

Response:        Each of these Portfolios includes such risk disclosure in its Summary Prospectus, under the section Principal Risks-High Risk/High Yield Securities.

8.	Comment: In each Portfolio’s Summary Prospectus, please list the Portfolio’s investment adviser and portfolio managers under separate captions.

Response:        We have incorporated your comment.

9.	Comment: In each Summary Prospectus, please delete disclosure with respect to each Portfolio’s lead portfolio manager, and incorporate that information instead in response to Item 10(b)(2) in the back portion of each Prospectus.

Response:        Under Item 5(b) of Form N-1A, a Portfolio is required to state the name, title, and length of service of each Portfolio Manager (as that term is defined in Form N-1A). Since none of the Portfolios’ Portfolio Managers have the title Lead Portfolio Manager, disclosing which Portfolio Managers are the lead Portfolio Managers is akin to stating their title, and provides more precise information to investors regarding how each Portfolio is managed. Accordingly, we respectfully decline to modify the Fund’s disclosure in this regard.

10.	Comment: Please incorporate disclosure in each Summary Prospectus, in the section Tax Considerations, that tax-deferred arrangements will be taxed at a later date.

Response:        Each Portfolio currently incorporates such disclosure by its use of the term “tax-deferred,” which clearly indicates that taxation will be deferred until a later date.

11.	Comment: With respect to each of the Institutional Emerging Markets Portfolio’s, Emerging Markets Portfolio’s, and Frontier Emerging Markets Portfolio’s Summary Prospectuses, in the sentence “Emerging markets include countries that have an emerging stock market as defined by Morgan Stanley Capital International [MSCI], countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar characteristics,” please confirm whether the emphasized language is necessary or appropriate.

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Response:        We hereby confirm that the referenced language is both necessary and appropriate. Not all emerging markets fit within the listed MSCI and World Bank parameters. For example, the Portfolios invest in securities of issuers based in the Gulf States, which are emerging markets, but do not have emerging stock markets as defined by MSCI and are not classified as countries or markets with low- to middle-income economies by the World Bank. We note, however, with respect to the Frontier Emerging Markets Portfolio, that this sentence was inadvertently included in Post-Effective Amendment No. 30, and has accordingly been removed.

12.	Comment: With respect to the Institutional Emerging Markets Portfolio, please confirm that the Portfolio’s investment of up to 15% of its net assets, under normal circumstances, in securities of U.S. companies would not fall within the Portfolio’s 80% basket of investments in emerging markets securities.

Response:        We hereby confirm that the Portfolio’s investments in U.S. companies would not fall within the Portfolio’s 80% basket of investments in emerging markets securities.

13.	Comment: Please confirm that the Frontier Emerging Markets Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in frontier emerging markets securities.

Response:        We hereby confirm that that the Frontier Emerging Markets Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in frontier emerging markets securities.

14.	Comment: With respect to the International Small Companies Portfolio, please confirm that the Portfolio, with respect to its 80% basket of investments in securities of small companies, would not make a new investment in a company if that company’s market capitalization, at the time of the intended purchase, exceeds $3B.

Response:        We hereby confirm that the Portfolio, with respect to its 80% basket of investments in securities of small companies, would not make a new investment in a company if that company’s market capitalization, at the time of the intended purchase, exceeds $3B.

15.	Comment: With respect to the Global Equity Portfolio, please incorporate disclosure regarding the maximum percentage of Portfolio assets that may be invested in U.S. securities.

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Response:        As noted in the Division of Investment Management’s Frequently Asked Questions About Rule 35d-1 (Investment Company Names), at question 10, “the terms ‘international’ and ‘global’ connote diversification throughout the world.” (Emphasis in original.) Consistent with this connotation, and as disclosed in its prospectus, the Global Equity Portfolio normally holds 35-75 investments across at least 15 countries, including the United States, and has at least 65% of its total assets denominated in at least three currencies, which may include the U.S. Dollar. Other than these investment parameters, the Portfolio imposes no maximum restriction on the percentage of its assets that may be invested in U.S. securities. As such, we do not believe this change would be appropriate, and respectfully decline to modify the Fund’s disclosure in this regard.

16.	Comment: In each Prospectus, in the section “Additional Information on Portfolio Investment Strategies and Risks,” please clearly differentiate between principal and non-principal investment strategies and risks, and clarify, as necessary, which strategies and risks apply to which Portfolios.

Response:        We have incorporated your comment.

17.	Comment: In the section of each Prospectus entitled “Management of the Fund,” please disclose which Portfolio each Portfolio Manager manages. Please also provide Mr. Hallett’s business experience since at least 2005.

Response:        We note that the current disclosure includes Mr. Hallett’s business experience since 1991, but we have incorporated your comment by indicating his tenure in his current position.

18.	Comment: In the Fund’s Statement of Additional Information, please disclose any portfolio holdings disclosure arrangements with the Fund’s service providers, including the frequency and lag, if any, of such disclosures.

Response:        We have incorporated your comment.

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Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Elise M. Dolan

Elise M. Dolan

cc:        Lori Renzulli, Harding Loevner LP